UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*+

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

Daniel H. Meyer
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
+ Represents (i) Amendment No. 5 to the Schedule 13D filed by Daniel H. Meyer, (ii) Amendment No. 4 to the Schedule 13D filed by Gramercy Tavern Corp. and (iii) Amendment No. 3 to the Schedule 13D filed by Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
2,355,708
	8	Shared Voting Power
3,281,184
	9	Sole Dispositive Power
2,355,708
	10	Shared Dispositive Power
3,281,184
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,636,892
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
18.1%
14	Type of Reporting Person
IN

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
GRAMERCY TAVERN CORP.(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
2,690,263
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
2,690,263
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,690,263
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
9.2%
14	Type of Reporting Person
CO
(1) Gramercy Tavern Corp. is an entity controlled by Mr. Meyer.

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds
OO (Cash from Trust)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
590,921
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
590,921
11	Aggregate Amount Beneficially Owned by Each Reporting Person
590,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
2.2%
14	Type of Reporting Person
OO

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This filing, dated December 7, 2017 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Daniel H. Meyer, Gramercy Tavern Corp. and Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12 (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13Ds is hereby amended and supplemented as follows:

On November 17, 2017, the Daniel H. Meyer Investment Trust (the "Investment Trust") and J.P. Morgan Securities LLC entered into a stock trading plan (the "November 2017 10b5-1 Plan") designed to comply with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, and the Issuer's insider trading compliance policy. Mr. Meyer is the grantor, trustee and beneficiary of the Investment Trust. Under the November 2017 10b5-1 Plan, the Investment Trust may sell, beginning on December 18, 2017, up to 360,000 shares of A-Common through May 31, 2018, subject to the price, volume and other conditions set forth in the November 2017 10b5-1 Plan.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 26,504,407 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of December 6, 2017.

At the close of business on December 6, 2017, the Reporting Persons may be deemed to beneficially own 5,636,892 shares of A-Common in the aggregate, constituting approximately 18.1% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DANIEL H. MEYER(1)	5,636,892	18.1%	2,355,708	3,281,184	2,355,708	3,281,184
GRAMERCY TAVERN CORP.	2,690,263	9.2%	—	2,690,263	—	2,690,263
DANIEL H. MEYER 2012 GIFT TRUST U/A/D 10/31/12(2)	590,921	2.2%	—	590,921	—	590,921

(1) Mr. Meyer disclaims beneficial ownership of shares of A-Common that are held by Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12. Includes securities that are held by the Daniel H. Meyer Investment Trust, of which Mr. Meyer serves as the grantor, trustee and beneficiary (the "Investment Trust").

(2) Audrey Meyer, Mr. Meyer's wife, and Jack Polsky are the Trustees of the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101                Schedule 13D/A

(c)
The following table sets forth all transactions with respect to shares of A-Common effected in the past sixty days by each of the Reporting Persons.  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price.

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
DANIEL H. MEYER*	11/3/2017	30,000	36.004(1)
DANIEL H. MEYER*	11/3/2017	5,000	$37.05
DANIEL H. MEYER*	11/6/2017	10,000	36.6604(2)
DANIEL H. MEYER*	11/9/2017	15,000	37.1128(3)
DANIEL H. MEYER*	11/10/2017	15,000	38.0845(4)
Total		75,000
*The transaction was effected by the Investment Trust.
(1) The transaction was executed in multiple trades at prices ranging from $35.70 to $36.37.
(2) The transaction was executed in multiple trades at prices ranging from $36.48 to $36.94.
(3) The transaction was executed in multiple trades at prices ranging from $37.00 to $37.46.
(4) The transaction was executed in multiple trades at prices ranging from $38.00 to $38.26.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13Ds is hereby amended and supplemented as follows:
The disclosure under Item 4 relating to the November 2017 10b5-1 Plan is incorporated herein by reference. The description of the November 2017 10b5-1 Plan is qualified in its entirety by the copy of the November 2017 10b5-1 Plan filed as Exhibit 7.14, which is incorporated herein by reference.

CUSIP No. 819047 101                Schedule 13D/A

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13Ds is hereby amended and supplemented as follows:

Exhibit No.	Description
7.14	Sales Plan, adopted November 17, 2017, between Daniel H. Meyer Investment Trust and J.P. Morgan Securities LLC

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

Dated: December 7, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Gramercy Tavern Corp.

Dated: December 7, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12